Jonathan R. Zimmerman Partner jon.zimmerman@FaegreBD.com Direct +1 612 766 8419	Faegre Baker Daniels LLP 2200 Wells Fargo Center • 90 South Seventh Street Minneapolis • Minnesota 55402-3901 Phone +1 612 766 7000 Fax +1 612 766 1600

By EDGAR and Federal Express

December 31, 2015

Amanda Ravitz

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:          Tactile Systems Technology (the “Company”)

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted November 12, 2015

CIK No. 0001027838

Dear Ms. Ravitz:

On behalf of the Company, we are transmitting the following responses of the Company to the comments of the Securities and Exchange Commission’s staff (the “Staff”) as set forth in the letter of Amanda Ravitz, dated December 1, 2015 (the “Comment Letter”), to the revised Draft Registration Statement on Form S-1 submitted confidentially to the Securities and Exchange Commission on November 12, 2015.

The Company is concurrently submitting confidentially via EDGAR a revised Draft Registration Statement on Form S-1 (the “Registration Statement”).  We have enclosed for your reference two courtesy copies of the Registration Statement in a version marked to show changes from the draft submitted confidentially on November 12, 2015.

The responses herein were provided to this firm by the Company. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type.  All references to page numbers in the Company’s responses refer to page numbers in the Registration Statement.

Graphics

1.                                      We note your response to prior comment 1. However, it appears inappropriate to use this particular graphic if it does not represent the normal use and proper application of the product. Please revise. Also, please tell us why you believe it is appropriate to include the penultimate bullet points to each graphic if the information in the bullet points are not clinically proven as your response suggests. Alternatively, please limit your statements in the bullet points to your beliefs.

Company Response: In response to the Staff’s comment questioning whether it is inappropriate to use the graphic of the ACTitouch System if it does not represent the normal use and proper application of the ACTitouch System, the Company has replaced the graphic with a new graphic showing the ACTitouch System being donned for wear under a pants leg, which is a typical and proper use of the product.

In response to the last two sentences of the Staff’s comment, the Company has revised the penultimate bullet points in each graphic to limit the statements to the Company’s beliefs.

Market Opportunity, page 3

2.                                      If this risk is not one of the most significant risks to you as your response indicates, then please balance your disclosure in this section to reflect your response that estimates are inherently uncertain and remove from your prospectus summary the bullet point added at the top of page 7.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on page 3 of the Registration Statement to discuss the inherent uncertainty with the estimate of the Company’s addressable market opportunities and has removed the bullet point that was added at the top of page 7 of the draft registration statement submitted on November 12, 2015.

Our Competitive Strengths, page 4

3.                                      We note your response to prior comment 6. In your third bullet point, please highlight the material limitations of the clinical evidence you cite.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on page 4 of the Registration Statement to describe that the clinical studies are retrospective studies of a limited number of subjects.

Use of Proceeds, page 62

4.                                      It is unclear whether you intend to finance your efforts to overturn the Local Coverage Determination, effective December 1, 2015, with any of the offering proceeds. Please revise to clarify how those efforts will be funded. In addition, since this expense appears to be a known trend, consider whether you should disclose additional information in your Management’s Discussion and Analysis section.

Company Response:  The Company respectfully advises the Staff that the Company used cash on hand during the fourth quarter of 2015 for its expenses related to its efforts to overturn the Local Coverage Determination, which expenses were not material. The Company believes that future expenses related to the Company’s efforts to overturn the Local Coverage Determination will not be material, and that it will use cash on hand to fund such expenses.  As a result, the Company has not disclosed additional information in the Management’s Discussion and Analysis section or the Use of Proceeds section of the Registration Statement related to these expenses.

Results of Operations, page 75

5.                                      We note your response to prior comment 15, and we also note your risk disclosure on page 21 regarding payers exerting “further downward pressure on the prices of [your] products.” Please tell us the extent to which changes in sales prices of your systems affected your results of operations for the periods presented.

Company Response:  Changes in the sales prices of the Company’s systems has not been material to its results of operations for any of the periods presented in the Registration Statement.  In response to the Staff’s comment, the Company has revised page 21 of the Registration Statement to remove the word “further” from the cited language.  The remainder of that phrase has been retained because, although there has not been material downward pressure on the prices of the Company’s products to date, the Company believes that the medical device industry as a whole has experienced downward pricing pressure and therefore the Company may be affected in the future.

Stock-Based Compensation, page 85

6.                                      Further to your response to comment 18, please tell us the underlying reasons for the substantial increase in the fair value of your common stock between valuation dates in 2014 and 2015. In light of the changes to 2015, tell us why you did not also revise the fair value for 2014.

Company Response: The Company’s board of directors used a variety of information in determining the fair value of the Company’s common stock in 2014 and in 2015. Some of the main sources of information for making such a determination were valuation reports prepared by a third party for the Company using criteria determined by the board. The fair value determinations by the board or board committees from September 30, 2013 through December 30, 2014 were established based in large part on the report as of September 30, 2013 (the “2013 Report”), which showed a per share price of $0.34. The fair value determinations by the board or board committees from December 31, 2014 through 2015 were established based in large part on the report as of December 31, 2014 (the “2014 Report”), which showed a per share price of $1.28.

There were a number of changes between the 2013 Report and the 2014 Report that led to the increased value of the Company’s common stock for 2015.

First, the Company’s revenues in 2014 increased approximately 28% over 2013 revenue, representing a corresponding growth of the Company’s business.

Second, the 2013 Report used different valuation methodologies in making an enterprise value determination. The 2013 Report exclusively used the market approach, while the 2014 Report used both a market approach and an income approach (i.e. discounted cash flow analysis). The market approach was weighted 100% for the 2013 Report, whereas the 2014 Report weighted the market approach at 50% and the income approach at 50%.

Third, in using the market approach to determine enterprise value, the 2014 Report used different comparable companies than the 2013 Report. Two companies were added as new comparable companies and one company was removed from the set of comparable companies. Based on the modified set of comparable companies, the applicable multiples used in determining the enterprise value of the Company increased.

Lastly, the 2013 Report established a fair value of the common stock as of September 30, 2013, and the 2014 Report established a fair value of the common stock as of December 31, 2014. The Company’s fiscal quarter ending December 31 is historically its biggest quarter in terms of revenue, and so the 2014 Report’s most recent fiscal quarter was the Company’s largest of the year.

All of these factors influenced the rise in the per share price of the Company’s common stock in 2015 from 2014.  In connection with testing the waters meetings in 2015, the Company received feedback on potential valuation ranges.  Based on this feedback, the Company reviewed the 2015 fair value determinations and decided a revision was warranted.  Since there was no such outside information presented to the Company in 2014, the Company did not believe a 2014 adjustment was appropriate.

Business page 90

7.                                      We note your response to prior comment 19. Please tell us who conducted the claims data analysis that you commissioned.

Company Response: The Company is supplementally providing to the Staff the name of the party that conducted the claims data analysis commissioned by the Company. The Company did not commission the referenced data analysis for use in connection with the Registration Statement, and the estimate of the total number of patients receiving lymphedema and venous leg ulcer diagnoses is a secondary benefit.  The Company wishes to clarify that the source of the claims data analysis was not commissioned to estimate the total number of patients receiving lymphedema and venous leg ulcer diagnoses. The Company has added disclosure on page 3 of the Registration Statement to inform the reader that, in part, the projections of current trends in the diagnosis and treatment of lymphedema are based on a number of internal and third-party estimates.

Impact on Clinical Outcomes and Healthcare Costs with Use of our Flexitouch System, page 99

8.                                      You provide percentage improvement for several measures in connection with the retrospective study, but it is unclear what baseline was used from which to measure these changes. Please revise or advise.

Company Response: The Company respectfully notes that page 100 of the Registration Statement states that the study evaluated healthcare use outcomes and healthcare costs for each patient in the study for the 12 months before and the 12 months after receipt of the Flexitouch System.  The baseline for purposes of the comparison was the 12 months before receipt of the Flexitouch System and the percentage change represents the comparison between the 12 months before receipt of the Flexitouch System and the 12 months after.

Comparison of our Flexitouch System with Pneumatic Compression Devices, page 102

9.                                      We note your response to prior comment 22. However, please identify the number of participants in the study as a material limitation to the study. Also, disclose the material differences of the two devices in your registration statement, including the fact that you are comparing a basic pneumatic compression device to an advanced pneumatic compression device which the American Medical Association codes separately. Include disclosure that the study does not reflect a comparison of your product to a similarly coded device.

Company Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 102 of the Registration Statement to include this information.

Third-Party Reimbursement, page 117

10.                               Please disclose the time frame for the required trial of conservative therapy under the new Local Coverage Determination for the basic pneumatic compression device treating lymphedema and treating venous stasis ulcers.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 16 and 118 of the Registration Statement to disclose the time frame for conservative therapy required under the new Local Coverage Determination.

Employment Agreements, page 129

11.                               We note your response to prior comment 47. Please revise the language in this section to state that you will enter into new agreements prior to the effectiveness of you registration statement. Alternatively, please file the agreements that will be in effect at the time of effectiveness.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on page 130 of the Registration Statement to state that the Company intends to enter into new employment agreements prior to the effectiveness of the Registration Statement.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

12.                               Refer to prior comment 31. The revisions made on page 75 of MD&A did not fully address our prior comment. Please tell us why you classify the costs as reimbursements and whether or not these activities involve costs incurred by your independent contractors. Tell us how you account for these costs and if reimbursement expenses are material, include an accounting policy to explain the nature of the expense and your accounting.

Company Response: The reimbursement expenses that are included in the line item for reimbursement, general and administrative expenses relate to costs (such as compensation, benefits, training and certifications) associated with the individuals in the Company’s reimbursement authorization department.  The reimbursement expenses included in this line item do not relate to the reimbursement of expenses that are incurred by the Company’s employees and independent contractors.  In response to the Staff’s comment, the Company has revised its disclosure beginning on page 74 of the Registration Statement to clarify that the reimbursement expenses in this line item represent expenses related to the Company’s reimbursement authorization department.

Note 1. Summary of Significant Accounting Policies

Accounts Receivable, page F-9

13.                               You disclose that the total amount of original claims submitted to Medicare was $1,457,000 and you received only $851,000 in payment for those claims, a return of 58%. On page F-9 you disclose that after final adjudication of all Medicare claims, approximately 90% are approved. In response to comment 39, you told us that the settlement has had no impact on your estimates. Please tell us why and include sufficient detail for the basis for your 90% rate and how you considered your settlement in determining that rate.

Company Response: In response to the Staff’s comment, the Company notes that the $1,457,000 represents the gross claims amount based on Medicare-allowable rates.  Only 80% of that amount, or approximately $1,166,000, represents the Medicare-covered portion of the claims. The remaining 20%, or approximately $291,000, represents the patient- or private-coverage portion of the 247 claims.  In connection with the settlement, the Company did not receive sufficient information from Medicare in order to bill the patients for the patient- or private-coverage portion of the claims and, therefore, the Company did not record any revenue related to that portion.

With respect to whether the settlement payment amount of $851,000 is consistent with the Company’s statement that “[a]fter final adjudication of all claims, approximately 90% are approved”, the Company respectfully advises the Staff that the 58% rate set forth in the Staff’s comment is calculated on the basis of the dollar amount of the claims included in the Medicare settlement, whereas the 90% rate discussed in the Registration Statement is calculated on the basis of the number of all claims submitted by the Company. In response to the Staff’s comment, the Company has revised its disclosure on pages 85, 105 and F-9 of the Registration Statement to clarify the basis on which the 90% is determined.

The Company originally recorded revenue of $815,000 related to the 247 claims that were included in the settlement, such that the $851,000 settlement resulted in a write-up of the Company’s revenue.  Since the payment amount was not significantly different from the amount of revenue originally recorded, the settlement amount did not impact the Company’s historical approval rate applicable to all claims made by the Company.

14.                               Refer to your response to comment 32 and your disclosure that the Medicare settlement related to claims you submitted to an ALJ in 2013. Please tell us in more detail how you determine the current and long-term portions of your Medicare accounts receivable and how accurate those classifications have been each period. For example, we note that you only reflected $921,000 as noncurrent as of December 31, 2013 whereas your submitted claims in the settlement were $1,457,000. Include how the submission of claims to an ALJ impacts your classification.

Company Response: The classification by the Company of the current and noncurrent portions of its Medicare accounts receivable is determined based on the original date of service for the applicable device, which is also the shipment date of the device. At each measurement date, the Company classifies as current the Medicare accounts receivable that relate to devices that were shipped more than 12 months prior to the measurement date.  The Company’s historical experience is that the average period of time for a Medicare claim to proceed through the ALJ review process is 24 months from the shipment date.  Therefore, the Company believes that claims for devices that were shipped more than 12 months prior to a measurement date will have completed the ALJ review process within the following 12 months. The Medicare accounts receivable that relate to devices that were shipped within the 12 months prior to the measurement date are classified as noncurrent because the Company does not expect payment in less than 12 months, based on its historical Medicare claims payment experience.

At the end of each calendar year, the Company reviews its historical Medicare claims payment experience to determine whether adjustments should be made to the 24-month review period and to its calculation for determining the classification of Medicare accounts receivable as current or non-current.

The $921,000 classified as noncurrent as of December 31, 2013 included Medicare accounts receivable that related to devices that were shipped during the prior 12 months.  The claims that were included in the settlement with Medicare were submitted with a request for an ALJ hearing in 2013 but related to devices that were shipped in 2011, 2012 and 2013.  The submission of a claim to an ALJ does not impact the Company’s classification of the related Medicare accounts receivable as current or noncurrent; that classification is based solely on the period of time that has elapsed since the related device was shipped.

15.                               Further to your response to comment 33, tell us how you accounted for the gross receivables of $1,457,000 in each period presented, including any reserves and write-offs. Include how the settlement impacted your consideration of the collectability other receivables you have with Medicare as of September 30, 2015.

Company Response: The Company recognized as revenue that portion of the $1,457,000 that represented the Medicare-covered portion of those claims (approximately 80% of the Medicare allowable rates amount, as discussed in response to comment 13), multiplied by an estimated recovery rate that was based on the Company’s historical experience with respect to the specific types of claims that were included in the settlement.  This resulted in the Company originally recording revenue of $815,000 related to these claims, which was increased following the settlement of these claims at $851,000.  Because the settlement was voluntary and the Company does not expect the settlement to impact the future adjudication of claims brought before an ALJ, the settlement with Medicare did not impact the Company’s consideration of the collectability of other Medicare accounts receivable as of September 30, 2015.

Stock-Based Compensation, page F-14

16.                               Please refer to your response to comment 36 and tell us in more detail why you derived your expected volatility from the historical volatility of only one other public company and how you considered ASC 718 and ASC 718-10-55-35 through 55-41 in determining that only one public company was sufficient.

Company Response: The Company has disclosed that it calculates its expected volatility for stock options using the historical volatility of only one other public company.  However, with the assistance of its valuation firm, the Company also calculated volatility based on five public companies in 2013 and six public companies in 2014, for use in determining the Company’s common stock fair value in those years.  Those annual calculations included the one public company used to derive the volatility used in the Company’s stock compensation expense calculation, and that public company represented the mean in each year’s calculation.  Because that one public company represented the mean of the group of public companies, the Company chose to use it for its expected volatility in its calculation of its stock compensation expense.  If the Company had instead used the average volatility of the five companies in 2013 and the six companies in 2014 in the Company’s stock compensation expense calculation in each of those years, it would have resulted in an immaterial change in the Company’s stock compensation expense in each of those years.  The Company believes that the use of a single public company that represents the mean of a number of comparable companies considers the factors in ASC 718-10-55-37, such as length of time, expected volatility of similar entities (considering their industry, stage of life cycle and size), appropriate intervals for price observations and corporate and capital structure.

Note 5. Asset Purchase Agreement, page F-17

17.                               Refer to your response to comment 40. Tell us in detail why you believe the terms of the minimum guaranteed royalty payments should be treated as contingent consideration and how you considered the definition of contingent consideration in the FASB Master Glossary. Explain whether you believe that the royalty payments are additional consideration for your acquisition of control of the company. Include a discussion and analysis of the nature of the asset acquired and recorded as a result of those royalty payments. Also discuss your analysis of the classification and accounting for the other royalty payments under the agreement. Cite the specific guidance relied upon, including paragraph numbers, and explain how you applied the guidance to your facts and circumstances.

Company Response: The Asset Sale and Purchase Agreement related to the ACTitouch System requires that the Company make minimum guaranteed quarterly payments over a period of 12 quarters.  The Company also may be required to make additional quarterly payments if quarterly sales multiplied by the applicable percentage exceeds the minimum guaranteed quarterly payments.  The minimum guaranteed quarterly payments require the Company to transfer cash to the former owners as part of the purchase of assets of the former owners even if the product is not commercialized.  The Company has concluded that it is probable that this liability has been incurred and the amounts are reasonably estimated.  As disclosed in Note 5 to the financial statements included in the Registration Statement, the Company concluded that these minimum guaranteed quarterly payments are additional consideration for the purchase of assets and the value of the minimum guaranteed quarterly payments are included in the consideration paid to acquire the assets listed in Note 5.  The additional quarterly payments in excess of the minimum guaranteed quarterly payments are not considered to be probable and cannot be reasonably estimated, and will be recorded at the time they become probable and can be reasonably estimated.  In reaching this conclusion, the Company reviewed the guidance contained in ASC 805-50-30-1 through 30-2 and ASC 450-20-25-2.

Please do not hesitate to call me at (612) 766-8419 if you have any questions or comments regarding the foregoing or if we can be of service in facilitating your review of this filing.

Sincerely,

/s/ Jonathan R. Zimmerman

Jonathan R. Zimmerman

Enclosures

cc:

Tactile Systems Technology, Inc.

Gerald R. Mattys, Chief Executive Officer

Robert J. Folkes, Chief Operating Officer and Chief Financial Officer

Dorsey & Whitney LLP

Jonathan B. Abram

Peter B. Skrief